07025323

**InBev**

RECEIVED
2007 JUL 17 P 2:52

**Securities and Exchange Commission**
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

*By courier*

Leuven, 6 July, 2007

**SUPPL**

Dear Madam,

Subject: ~~Interbrew S.A.~~ InBev (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.27.5870, fax: +32.16.50.5870, e-mail: benoit.loore@inbev.com.

Very truly yours,

**Benoît Loore**
**Assistant Corporate Secretary**

PROCESSED
JUL 20 2007
THOMSON
FINANCIAL

7/18

Enclosure: press releases

Cofinimmo
*flexible workspace*

# InBev sells a proportion of its Belgian and Dutch real estate to Cofinimmo

**InBev (Euronext/INB) announced today that it has entered into an agreement with Cofinimmo (Euronext/COFB) under which InBev Belgium will sell 90% of Immobrew S.A./N.V., a subsidiary which directly owns 824 pubs and some residential real estate locations in Belgium and indirectly 245 in the Netherlands, for 419 million euro for 90%, on a debt and cash free basis. At the same time InBev will enter into a lease agreement with Immobrew and some of its affiliates.**

Consistent with InBev's commitment to free up capital invested in non-core activities, InBev has decided to sell parts of its real estate assets in Belgium and the Netherlands, thereby enhancing the focus on its core beer business. The portfolio is sold to Cofinimmo, the largest listed real estate company in Belgium.

The structure of the transaction ensures that InBev Belgium will retain a 10% interest in Immobrew. Immobrew will hold lease agreements (commercial types) of 27 years (plus renewal mechanism) with InBev for an initial rent of 26.8 million euro per annum (indexed to CPI).

InBev's business in pubs and bars is a tradition and strength, and will remain a key factor for success in connecting with consumers and InBev will continue to be the dedicated partner and supplier for the respective properties in Belgium and the Netherlands. The commercial relationship between the pub tenants and InBev will not change. Cofinimmo has committed to further investments in the properties, and it is the aim of both parties to assure the continued success of the property portfolio.

InBev's Zone President for Western Europe, Stéfan Descheemaeker, said, "*Freeing up resources will allow us to concentrate on winning with consumers, via our beer brands. The on-trade segment in Belgium and the Netherlands remains a key priority for us as it is one of the main channels through which we connect with consumers. We are particularly happy to have Cofinimmo, a leading Belgian real estate company, as our partner for this important segment.*"

Chief Financial Officer of Cofinimmo, Jean-Edouard Carbonnelle, said, "*We are thrilled to welcome InBev as our most important private long term tenant into our portfolio, to ensure a secure income stream and to capture long term capital gains associated with many outstanding pub locations. We are confident that our partnership with InBev will be successful and that this diversification into a new type of real estate for Cofinimmo will create increased returns for our shareholders and an improved risk allocation.*"

The transaction is expected to close by the end of 2007. Completion is subject to certain customary conditions, such as approval from the relevant authorities and involvement of workers' councils.

This acquisition will be financed by new credit facilities exclusively. No issue of new shares is envisaged by Cofinimmo.

Lazard acted as sole financial advisor to InBev in the transaction.

Cofinimmo
*flexible workspace*

About InBev
InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted external growth, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, Brahma®, Beck's®, Leffe® and Skol® - the third-largest selling beer brand in the world. InBev employs some 86 000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2006, InBev realized 13.3 billion euro of revenue.
For further information visit www.InBev.com

About Cofinimmo
Cofinimmo is the foremost investor in rental property in Belgium (Euronext, BEL20). Its core activity is office property. Cofinimmo owns a portfolio exceeding € 2 billion, comprising 165 properties representing a total area of about 1 million $m^2$ and mainly situated in Brussels and Antwerp.
It is an independent company, which manages its properties in-house. Cofinimmo's market capitalisation runs to € 1.6 billion.www.cofinimmo.com

**Contact information**

**InBev Global**
Marianne Amssoms
Vice President Global External Communications
Tel: +32-16-27-67-11
E-mail: marianne.amssoms@inbev.com

Philip Ludwig
Vice President Investor Relations
Tel: +32-16-27-62-43
E-mail: philip.ludwig@inbev.com

**InBev Netherlands**

Ronald Panis
External Communications Manager
Tel: +31-76-525-20-54
E-mail: ronald.panis@inbev.com

**Cofinimmo**

Séverine Van der Schueren
Corporate Communications Manager
Tel: +32-2-373-00-04
E-mail: svanderschueren@cofinimmo.be

END